SUBSIDIARIES OF FLORA GROWTH CORP.

Subsidiary	Jurisdiction
Cosechemos YA SAS	Colombia
Flora Beauty LLC	USA
Breeze Laboratory SAS	Colombia
Flora Growth Corp. Sucursal Colombia	Colombia
Grupo Farmaceutico Cronomed	Colombia
Hemp Textiles & Co LLC	USA
Hemp Textiles & Co SAS	Colombia
Kasa Wholefoods Company SAS Colombia	Colombia